Quest Resource Holding Corporation
3481 Plano Parkway

The Colony, Texas 76056

April 18, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549-4546

Attention: Janice Adeloye

Re:	Quest Resource Holding Corporation Registration Statement on Form S-3 Filed April 8, 2022 File No. 333-264213

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to April 20, 2022 at 4:00 p.m., New York time, or as soon thereafter as practicable.

We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Kenneth A. Schlesinger of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2252 and that such effectiveness also be confirmed in writing.

Very truly yours,

Quest Resource Holding Corporation

By:	/s/ S. Ray Hatch
S. Ray Hatch
Chief Executive Officer